UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                WorldSpace, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    981579105
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 8 Pages

CUSIP No. 981579105                   13G/A                  Page 2 of 8 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                    0
               --------------------------------------------------------

               (6)  SHARED VOTING POWER
                    379 shares of Class A Common Stock

NUMBER OF           Warrants to purchase 3,778,046 shares of Class A
                    Common Stock (see Item 4(a))
SHARES
                    $19,822,000 principal amount of convertible notes
BENEFICIALLY        (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    379 shares of Class A Common Stock

                    Warrants to purchase 3,778,046 shares of Class A Common Stock (see Item 4(a))

                    $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            379 shares of Class A Common Stock

            Warrants to purchase 3,778,046 shares of Class A Common Stock (see Item 4(a))

            $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO - Limited Liability Company
-----------------------------------------------------------------------

CUSIP No. 981579105                   13G/A                  Page 3 of 8 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                    0
               --------------------------------------------------------

               (6)  SHARED VOTING POWER
                    379 shares of Class A Common Stock

NUMBER OF           Warrants to purchase 3,778,046 shares of Class A
                    Common Stock (see Item 4(a))
SHARES
                    $19,822,000 principal amount of convertible notes
BENEFICIALLY        (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    379 shares of Class A Common Stock

                    Warrants to purchase 3,778,046 shares of Class A Common Stock (see Item 4(a))

                    $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            379 shares of Class A Common Stock

            Warrants to purchase 3,778,046 shares of Class A
            Common Stock (see Item 4(a))

            $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO - Limited Liability Company
-----------------------------------------------------------------------

CUSIP No. 981579105                   13G/A                  Page 4 of 8 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                    0
               --------------------------------------------------------

               (6)  SHARED VOTING POWER
                    379 shares of Class A Common Stock

NUMBER OF           Warrants to purchase 3,778,046 shares of Class A
                    Common Stock (see Item 4(a))
SHARES
                    $19,822,000 principal amount of convertible notes
BENEFICIALLY        (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    379 shares of Class A Common Stock

                    Warrants to purchase 3,778,046 shares of Class A Common Stock (see Item 4(a))

                    $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            379 shares of Class A Common Stock

            Warrants to purchase 3,778,046 shares of Class A
            Common Stock (see Item 4(a))

            $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-----------------------------------------------------------------------

CUSIP No. 981579105                   13G/A                  Page 5 of 8 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
               (5)  SOLE VOTING POWER
                    0
               --------------------------------------------------------

               (6)  SHARED VOTING POWER
                    379 shares of Class A Common Stock

NUMBER OF           Warrants to purchase 3,778,046 shares of Class A
                    Common Stock (see Item 4(a))
SHARES
                    $19,822,000 principal amount of convertible notes
BENEFICIALLY        (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    379 shares of Class A Common Stock

                    Warrants to purchase 3,778,046 shares of Class A Common Stock (see Item 4(a))

                    $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A
                    Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            379 shares of Class A Common Stock

            Warrants to purchase 3,778,046 shares of Class A
            Common Stock (see Item 4(a))

            $19,822,000 principal amount of convertible notes (convertible into 9,911,000 shares of Class A Common Stock) (see Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4(a))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-----------------------------------------------------------------------

CUSIP No. 981579105                   13G/A                  Page 6 of 8 Pages


This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13G filed on August 15, 2005, as amended by Amendment No. 1 filed on February 14, 2007 and as further amended by Amendment No. 2 filed on January 24, 2008 (as amended, the "Schedule 13G") with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of WorldSpace, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount beneficially owned:

     As set forth in the terms of the reported Notes and Warrants, the number of shares of Class A Common Stock into which the Notes and the Warrants are convertible or exercisable (as applicable) is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the "Blocker"). Subject to the Blocker, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 379 shares of Class A Common Stock, 3,778,046 shares of Class A Common Stock issuable to Highbridge International LLC upon exercise of the reported Warrants and 9,911,000 shares of Class A Common Stock issuable to Highbridge International LLC upon conversion of the reported Notes.

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Class A Common Stock owned by Highbridge International LLC.

     (b)     Percent of class:

     The Company's Quarterly Report filed on Form 10-Q on August 14, 2008 for the quarterly period ended June 30, 2008 indicates that the Company had 42,819,231 shares of Class A Common Stock outstanding as of August 13, 2008. Therefore, subject to the Blocker, based on the Company's outstanding Class A Common Stock and the Class A Common Stock issuable upon conversion of the reported Notes and the Class A Common Stock issuable upon exercise of the reported Warrants, each Reporting Person may be deemed to beneficially own 9.99% of the outstanding Class A Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Common Stock owned by another Reporting Person.

     (c)     Number of shares as to which such person has:

             (i)     Sole power to vote or to direct the vote

CUSIP No. 981579105                   13G/A                  Page 7 of 8 Pages


                     0

             (ii)    Shared power to vote or to direct the vote

                     See Item 4(a)


             (iii) Sole power to dispose or to direct the disposition of

                     0

             (iv) Shared power to dispose or to direct the disposition of

                     See Item 4(a)

CUSIP No. 981579105                   13G/A                  Page 8 of 8 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 17, 2009

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                     By: /s/ John Oliva
                                            -----------------------------------
                                            Name: John Oliva
                                            Title: Managing Director
By: /s/ John Oliva
-----------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin                             /s/ Henry Swieca
-----------------------------------         -----------------------------------
GLENN DUBIN                                 HENRY SWIECA